Filed by The Amex Membership Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies:

NYSE Euronext (Commission File No. 001-33392)

The Amex Membership Corporation

The Amex Membership Corporation

86 Trinity Place

New York, NY 10006

February 27, 2008

Dear Amex Seat Owners:

We are pleased to inform you that the American Stock Exchange has retained the brokerage firm of Cushman and Wakefield to market Amex’s headquarters in lower Manhattan.

As previously announced, under the merger agreement relating to NYSE Euronext’s acquisition of the Amex, in addition to the initial stock consideration of $260 million, members will be entitled to receive additional consideration payable in NYSE Euronext common stock based on the net proceeds, if any, from the sale of the Amex headquarters at 86 Trinity Place and 22 Thames Street. The calculation of net proceeds and the timing, procedures and conditions surrounding the sale of the headquarters are set forth in the merger agreement between NYSE Euronext and the Amex.

We anticipate that within the next week, NYSE Euronext will file with the Securities and Exchange Commission a registration statement on Form S-4, containing a preliminary proxy statement/prospectus that will contain important information regarding the proposed transaction. Once filed, the full Form S-4 will be available to you by link from www.amex.com, on the SEC’s web site, www.sec.gov, or by contacting John Cunningham, Managing Director of Amex Membership Services, at 212-306-1419.

Thank you.

Sincerely,

/s/ Neal L. Wolkoff	/s/ Matthew H. Frank
Neal L. Wolkoff	Matthew H. Frank
Chairman & CEO	Chairman
American Stock Exchange	The Amex Membership Corporation

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. Such documents, however, are not currently available. AMEX MEMBERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or

Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.